Tayfun Tuzun Chief Financial Officer	BMO Financial Group 320 S. Canal Street Chicago, IL, 60606 U.S. Tel.: (312) 461-2300 Tayfun.Tuzun@bmo.com

March 14th, 2025

Mengyao Lu, Lory Empie

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bank of Montreal (the “Bank”)

Form 40--F for Fiscal Year ended October 31 2024

Filed March 3, 2025

File No. 001--13354

Dear Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated March 3, 2025, relating to our Annual Report on Form 40--F for the fiscal year ended October 31, 2024 (the “2024 40-F”).

To facilitate the Staff’s review, the Bank has included in its response the numbered questions as raised in the Comment Letter and provided responses immediately following each numbered comment.

The Bank reports its financial information in Canadian dollars ($) and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated.

Transaction background

Before responding to the Staff Comments below, we believe it will be helpful to provide some context for the transactions in the order that they occurred.

Agreement to acquire Bank of the West (“BOTW”) signed December 20, 2021

On December 20, 2021, we signed a definitive agreement (such date, the “signing date”) with BNP Paribas to acquire BOTW and its subsidiaries for a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing). BOTW would be merged into our US subsidiary BMO Harris Bank and the transaction was expected to close in either Q4 of fiscal 2022 or Q1 of fiscal 2023, subject to regulatory approvals.

Period between signing the definitive agreement and the closing of the acquisition (December 2021 through January 2023)

When we signed the agreement to acquire BOTW in December 2021, we were entering a period of rising interest rates, and we expected rates to continue to rise until the closing date (as defined in the next section). Increases in interest rates would inherently reduce the fair value of BOTW’s fixed rate loans and deposits, leading to higher goodwill on closing. This would negatively impact our capital ratios at the closing date, because goodwill is treated as a deduction from capital under Basel III rules. Therefore, anticipating that interest rates would increase and lead to a higher goodwill balance, we entered into certain transactions to preserve the economics of the acquisition as at the signing date:

1)

We entered into simple pay fixed receive floating rate interest rate swaps (“interest rate swaps”) to economically manage the fair value risk such that the bank would benefit from fair value gains in a period of rising interest rates, resulting in an increase in retained earnings. The interest rate swaps were created to match the duration and characteristics of the fixed rate portfolio being acquired. This would improve our capital position by providing an offset to the negative capital impact from the increase in the value of goodwill in the period between the signing and closing dates. These interest rate swaps did not qualify for hedge accounting and were measured at fair value on the Consolidated Balance Sheet, with changes in fair value reflected in the Consolidated Statement of Income (marked to market), in accordance with IFRS 9 – Financial Instruments (“IFRS 9”). Please see our response to Staff Comment 1(a) below.

2)

While these interest rate swaps created an exposure to interest rate risk on our Consolidated Balance Sheet as described above, there was no on-balance sheet offset during the period between signing date and the closing date. As a result, a portfolio of matched duration, fixed rate U.S. Treasuries and, to a much lower extent, covered bonds, Canadian provincial, and pension bonds (“other instruments”) were purchased to maintain an economic risk neutral on-balance sheet position. As noted below in our response to Staff Comment 1(a), these U.S. Treasuries and other instruments were measured at amortized cost under IFRS 9.

Acquisition close (February 1, 2023)

On the close of the acquisition on February 1, 2023 (such date, the “closing date”), the purchase price equation included US$2.3 billion ($3 billion) from loan and deposit fair value discounts, US$2.6 billion ($3.5 billion) from securities discount and US$0.7 billion ($0.9 billion) from other interest rate-related purchase accounting adjustments (totalling US$5.6 billion ($7.4 billion)). This compared to our signing date assumption of US$1 billion ($1.3 billion) from these components. The additional capital required of US$4.6 billion ($6.1 billion) due to the decrease in the fair values of the fixed rate portfolio acquired and the offsetting increase in goodwill, was largely covered by higher cumulative retained earnings of US$4.4 billion ($5.7 billion) from the interest rate swap transactions described above.

After acquisition close

After the closing date, the interest rate swap transactions described above were closed out to crystalize the retained earnings/capital position. However, we still held the U.S. Treasuries and other instruments, which were then in an economic unrealized loss position due to the increase in rates since they were acquired.

As described in the previous section, due to the impact of the increase in interest rates, the fixed rate portfolio acquired on the closing date had a larger fair value discount than it would have had based on rates at the signing date. This larger fair value discount (~$6.1 billion) would accrete to net interest income over the remaining term of the acquired fixed rate portfolio.

The unrealized loss on the U.S. Treasuries and other instruments, purchased at the signing date, provided an economic offset for the increase in fair value discounts on the acquired fixed rate portfolio.

We did, however, want to hedge changes in fair value arising due to interest rate changes after the closing date. As a result, we entered into new at-market interest rate swaps and designated them into fair value hedge accounting relationships under IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for their remaining duration, thus hedging changes in the unrealized losses on the date of the designation ($5.7 billion). By hedging any impact of future rate changes, the $5.7 billion loss would naturally accrete through net interest income, providing an offset to the additional purchase accounting accretion in net interest income arising from the acquired fixed rate portfolio over time, bringing us back to our original business case.

The transactions explained above helped to preserve the economics of the acquisition that we anticipated at the signing date. We have responded to your specific questions in more detail below.

Staff Comment #1

We note your disclosure that upon announcement of the agreement to acquire Bank of the West, you entered into interest rate swaps and purchased a portfolio of matched duration U.S. Treasuries and other instruments to economically hedge the impact of interest rates on your capital ratios at close. We also note that subsequently on close, you placed the majority of these U.S. Treasuries and other instruments in fair value hedge relationships with new interest rate swaps. Please respond to the following for us:

a)	Summarize your accounting analysis for these events and cite the authoritative guidance on which you relied for your conclusions.

Interest Rate Swaps

We assessed the eligibility of our economic exposure to changes in the purchase equation (fair value of acquired assets/liabilities/goodwill) due to increasing rates as a hedged item under IFRS, but concluded it was not an eligible hedged item.

The bank applies the requirements of IAS 39 for hedge accounting purposes. The exposure to rising rates on the acquisition would be created from changes in fair value of fixed rate financial instruments. We considered fair value hedge requirements under IAS 39, which stated that the hedged item must be a recognized asset or liability or an unrecognized firm commitment, or a portion thereof. [IAS 39.78, IAS 39.86(a)]. Given the transaction is off-balance sheet until close, the exposure did not qualify for hedge accounting and therefore the interest rate swaps were treated as economic hedges.

As a result, the interest rate swaps were marked-to-market through Trading Revenue Non-Interest Revenue in the Consolidated Statement of Income in accordance with IFRS 9 Financial Instruments. [IFRS 9.4.1.4 related to measurement of derivatives at fair value and IFRS 9.5.7.1 related to recognition of these gains/losses in profit or loss]

U.S. Treasuries and Other Instruments

Under IFRS 9, Chapter 4 Classification, accounting for financial assets is dependent on both business model and contractual cashflows. To qualify for amortized cost treatment under IFRS 9 4.1.2, the following two conditions must be met:

a)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

b)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The portfolio of matched duration, fixed rate U.S. Treasuries and other instruments had cash flows that met the above SPPI condition, and we intended to hold until maturity to provide an offset to the higher than modelled fair value mark accretion of the acquired fixed rate portfolio. As such, we accounted for the U.S. Treasuries and other instruments at amortized cost, with interest recorded in net interest income on an accrual basis.

The amortized cost classification resulted in no accounting recognition of unrealized losses on the U.S Treasuries and other instruments due to rising rates, preserving the fair value benefit in retained earnings of the interest rates swaps entered into for purposes of economically offsetting changes in goodwill between the signing date and the closing date of the BOTW acquisition.

Hedge Accounting

After the closing date, we applied IAS 39 hedge accounting requirements to the new at-market interest rate swaps and the U.S. Treasuries and other instruments that are designated in fair value hedging relationships. From the date of designation, the carrying value of the U.S treasuries and other instruments would be adjusted for the change in fair value caused by interest rate risk. [IAS 39.89] Since any fair value adjustments post hedge designation would be reflected in their carrying value, we, in effect, locked in the economic unrealized fair value loss on the U.S. treasury and other instruments attributable to the rising interest rate between when they were purchased and the designation date. This $5.7 billion loss would then naturally accrete over time through net interest income through the effective interest rate calculation [IFRS 9.5.4.2] and provide an accounting offset to the additional purchase accounting accretion in net interest income arising from the acquired fixed rate portfolio.

b)	Quantify the related mark-to-market gains recognized in net interest income and non-interest revenue for the quarterly and annual periods ended between December 20, 2021 and February 1, 2023.

A summary of the cumulative net $5.7 billion gain recorded in net interest income and non-interest revenue between announcement and close is shown below:

Quarter/ $ millions (pre-tax)	Net interest income from portfolio of U.S. Treasuries and other instruments	Non-Interest Revenue from mark-to-market on interest rate swaps
Q1 2022	45	517
Q2 2022	122	3,433
Q3 2022	38	(983)
Q4 2022	(157)	4,698
Q1 2023	(383)	(1,628)
Total	(335)	6,037

c)

Tell us what you mean by “the interest rate swaps were neutralized” at the time of close and “(t)he fair value hedges, coupled with other actions taken to manage our interest rate risk profile to its target position, crystallized a $5.7 billion loss on these instruments.”

After the closing date, we closed the original interest rate swaps entered into at the signing date. This resulted in a cumulative gain totaling $5.7 billion, which had flowed through income/retained earnings between the signing date and the acquisition date to offset the increase in goodwill.

Closing out the original interest rate swaps led to an on-balance sheet interest rate risk mismatch because the U.S. Treasuries and other instruments had been acquired to offset the on-balance sheet interest rate risk exposure from the interest rate swaps that we closed out. As a result, we entered into new at-market interest rate swaps that we designated as fair value accounting hedges of the U.S. Treasuries and other instruments, in effect crystallizing the $5.7 billion unrealized loss these assets accumulated between signing date and the closing date.

d)	Tell us how you accounted for the related U.S. Treasuries and other instruments prior to and after the close of the acquisition.

The U.S. Treasuries and other instruments purchased were accounted for at amortized cost under IFRS 9, with interest recorded in net interest income, as our business model to manage these instruments has not changed.

Accounting for these instruments did not change after close of the acquisition, but we designated them as the hedged item in IAS 39 fair value hedge relationships to limit any further interest rate risk exposure.

e)	Clarify in more detail the amounts and related durations of the U.S. Treasuries and other instruments purchased upon the announcement of the acquisition.

We acquired approximately US$38 billion ($47 billion) of U.S. Treasuries (and, to a much lower extent, other fixed rate instruments), with a weighted average life of approximately 7 years, shortly after the announcement of the acquisition. The individual U.S. Treasuries had an initial term of 2-30 years, mirroring the expected remaining term-to-maturity profile of the acquired fixed rate portfolio that would be subject to fair value accounting at the acquisition date. Prior to acquisition close, the U.S Treasuries and other instruments portfolio totaled approximately US$40 billion ($53 billion) with a weighted average life of approximately 6 years.

f)

Describe how you assessed the hedge effectiveness of the new interest rate swaps, quantify the gains (losses) on these swaps used to calculate hedge ineffectiveness for years ended October 31, 2023 and 2024, and tell us the remaining term to maturity of these swaps.

On February 1, 2023, we designated US$40 billion ($53 billion) of at-market interest rate swaps as hedges of the U.S. Treasuries and other instruments (hedged items) in the Bank’s IAS 39 fair value hedge program. From the date of designation, the carrying value of the U.S Treasuries and other instruments was adjusted for the change in fair value caused by interest rate risk. To the extent that the change in the fair value of the interest rate swaps does not offset changes in the fair value of the U.S Treasuries and other instruments for the hedged interest rate risk, the net amount (hedge ineffectiveness) is recorded in Non-interest Revenue, Other revenues (losses), in our Consolidated Statement of Income.

The main sources of ineffectiveness are our own credit risk on the fair value of the interest rate swaps, and differences in terms such as fixed interest rate or reset/settlement frequency between the interest rate swaps and the U.S. Treasuries and other instruments.

We evaluate hedge effectiveness at the inception of any hedging relationship and on a quarterly basis, retrospectively and prospectively, primarily using a quantitative statistical regression analysis. IAS 39 is not prescriptive as to the specific method to measure the change in fair value of a hedged item due to changes in a hedged risk. To capture fair value changes in the hedged item, we apply a Quasi Fair Value Swap (“QFV swap”) model to construct a derivative with terms that match those of the hedged item (i.e., the U.S. Treasuries and other instruments). Changes in the fair value of both the QFV swap and the interest rate swaps were measured in Calypso, our official derivative source system, using daily interest rate curves over the hedging period and regressed.

We consider a hedging relationship to be highly effective when correlation between the variables in the regression is at least 0.8; the slope of the regression is within a range of 0.8 to 1.25; and the confidence level of the slope is at least 95%. For years ended October 31, 2023 and 2024, these hedging relationships were effective.

Below is a summary on the swaps used to calculate hedge ineffectiveness for years ended October 31, 2023 and 2024:

Fiscal year ended/ ($ millions)	October 31, 2023	October 31, 2024
Notional of the interest rate swap designated	US$35,000 ($48,538)	US$33,500 ($46,593)
Gain/(Loss) on the swaps used to calculated hedge ineffectiveness	US$1,957 ($2,715)	US$655 ($912)
Cumulative ineffectiveness recognized (Gain/(Loss))	US$28 ($39)	US($70) ($(97))
Weighted average remaining term to maturities of the swaps	5.6 years	4.8 years

Please contact us with any questions or comments regarding the foregoing.

Very truly yours,

BANK OF MONTREAL

/s/ Tayfun Tuzun
Tayfun Tuzun
Chief Financial Officer

cc:	Sharon Haward-Laird

Paul Noble

Lisa Hofstatter

Kirsty Merath

David Simpson